Press Release

North America’s Railroad

CN reports Q3-2018 financial results

Solid top-line growth in the quarter with record revenues;
progress on key capacity expansion projects sets up strong finish to year

MONTREAL, Oct. 23, 2018 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter ended Sept. 30, 2018.

Financial results highlights
Third-quarter 2018 compared to third-quarter 2017

•	Net income increased by 18 per cent to C$1,134 million.

•	Diluted earnings per share (EPS) increased by 21 per cent to C$1.54.

•	Adjusted net income increased by 11 per cent to C$1,102 million. (1)

•	Adjusted diluted EPS increased by 15 per cent to C$1.50. (1)

•	Operating income increased by eight per cent to C$1,492 million. (2)

•	Revenues increased by 14 per cent to C$3,688 million.

•	Revenue ton-miles (RTMs) increased by four per cent and carloadings increased by three per cent.

•	Operating expenses increased by 19 per cent to C$2,196 million. (2)

•	Operating ratio of 59.5 per cent, an increase of 2.3 points over the third-quarter 2017. (2)

•	Free cash flow for the first nine months of 2018 was C$1,881 million, compared with C$2,321 million for the year-earlier period. (1)

•	22 of 27 capacity expansion projects completed this year.

“Our dedicated engineering team delivered, putting more than 80 per cent of our infrastructure expansion projects fully in service at a time when the network was under heavy traffic," said JJ Ruest, president and chief executive officer of CN. “Our 2018 resource investments are substantially advanced, giving our railroaders the tools they need to provide industry-leading service to all of our customers now and for the long haul.

“We continue to see strong opportunities ahead, across multiple existing rail commodities and new supply chain services,” Ruest added. “The balance of our expansion projects remains on track for completion before winter and our one team is energized to execute our proven operating model as we meet the growing economic needs of our customers.”

Reaffirmed 2018 financial outlook (3)
CN still aims to deliver 2018 adjusted diluted EPS in the range of C$5.30 to C$5.45, versus last year's adjusted diluted EPS of C$4.99, (1) and now assumes RTM growth for the year to be approximately five per cent.

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company's U.S.-dollar-denominated revenues and expenses. On a constant currency basis, CN's net income for the third quarter of 2018 would have been lower by C$26 million, or C$0.04 per diluted share. (1)

CN | 2018 Quarterly Review – Third Quarter 1

Press Release

Third-quarter 2018 revenues, traffic volumes and expenses
Revenues for the third quarter of 2018 were C$3,688 million, an increase of C$467 million or 14 per cent, when compared to the same period in 2017. Revenues increased for petroleum and chemicals (C$133 million or 25 per cent), grain and fertilizers (C$76 million or 15 per cent), intermodal (C$70 million or eight per cent), forest products (C$68 million or 15 per cent), metals and minerals (C$61 million or 15 per cent), coal (C$34 million or 25 per cent), other revenues (C$20 million or 10 per cent) and automotive (C$5 million or three per cent).

The increase in revenues was mainly attributable to higher applicable fuel surcharge rates, freight rate increases, the positive translation impact of a weaker Canadian dollar, as well as higher volumes.

RTMs, measuring the relative weight and distance of rail freight transported by CN, increased by four per cent from the year-earlier quarter. Rail freight revenue per RTM increased by 10 per cent over the year-earlier period, mainly driven by higher applicable fuel surcharge rates, freight rate increases and the positive translation impact of a weaker Canadian dollar.

Carloadings for the quarter increased by three per cent to 1,525 thousand.

Operating expenses for the third quarter increased by 19 per cent to C$2,196 million, (2) mainly driven by higher fuel prices, higher labour costs as a result of an increase in headcount and higher training costs for new employees, higher costs as a result of increased volumes of traffic and operating performance below 2017 levels, and the negative translation impact of a weaker Canadian dollar.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted EPS outlook (3) excludes the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted EPS outlook.

(2) Accounting Standard Update (ASU)
The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. The adoption of ASU 2017-07 had the effect of increasing the Company’s operating ratio by 2.0 percentage points and 2.5 percentage points for the three months ended September 30, 2018 and 2017, respectively. See Note 2 - Recent accounting pronouncements to CN's 2018 unaudited interim Consolidated Financial Statements for additional information.

(3) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2018 key assumptions
CN has made a number of economic and market assumptions in preparing its 2018 outlook. The Company is assuming that North American industrial production for the year will increase in the range of two to three per cent, and assumes U.S. housing starts of approximately 1.25 million units and U.S. motor vehicle sales of approximately 17 million units. For the 2017/2018 crop year, the grain crops in both Canada and the United States were above their respective three-year averages. The Company assumes that the 2018/2019 grain crops in both Canada and the United States will be in line with their respective three-year averages. CN now assumes total RTMs in 2018 will increase by approximately five per cent (compared to its July 24, 2018 assumption in the range of five to seven per cent) versus 2017. CN assumes continued pricing above inflation. CN assumes that in 2018, the value of the Canadian dollar in U.S. currency will be in the range of $0.75 to $0.80, and assumes that in 2018 the average price of crude oil (West Texas Intermediate) will be in the range of US$60 to US$70 per barrel. In 2018, CN plans to invest approximately C$3.5 billion in its capital program, of which C$1.6 billion is targeted toward track infrastructure maintenance.

2 CN | 2018 Quarterly Review – Third Quarter

Press Release

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release is available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

CN is a true backbone of the economy whose team of approximately 26,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Patrick Waldron	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052

CN | 2018 Quarterly Review – Third Quarter 3

Selected Railroad Statistics – unaudited

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,688	3,221	10,513	9,756
Rail freight revenues ($ millions)	3,463	3,016	9,947	9,202
Operating income ($ millions) (2)	1,492	1,379	4,041	4,018
Net income ($ millions)	1,134	958	3,185	2,873
Adjusted net income ($ millions) (3)	1,102	989	2,963	2,881
Diluted earnings per share ($)	1.54	1.27	4.31	3.78
Adjusted diluted earnings per share ($) (3)	1.50	1.31	4.01	3.79
Free cash flow ($ millions) (3)	585	662	1,881	2,321
Gross property additions ($ millions)	1,002	724	2,267	1,795
Share repurchases ($ millions)	521	532	1,537	1,544
Dividends per share ($)	0.4550	0.4125	1.3650	1.2375
Financial position (1)
Total assets ($ millions)	40,209	37,104	40,209	37,104
Total liabilities ($ millions)	22,603	22,019	22,603	22,019
Shareholders' equity ($ millions)	17,606	15,085	17,606	15,085
Financial ratio
Operating ratio (%) (2)	59.5	57.2	61.6	58.8
Operational measures (4)
Statistical operating data
Gross ton miles (GTMs) (millions)	123,042	118,171	359,622	351,601
Revenue ton miles (RTMs) (millions)	61,642	59,056	181,848	177,621
Carloads (thousands)	1,525	1,484	4,439	4,276
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500
Employees (end of period)	26,143	23,428	26,143	23,428
Employees (average for the period)	25,905	23,183	25,216	22,812
Key operating measures
Rail freight revenue per RTM (cents)	5.62	5.11	5.47	5.18
Rail freight revenue per carload ($)	2,271	2,032	2,241	2,152
GTMs per average number of employees (thousands)	4,750	5,097	14,262	15,413
Operating expenses per GTM (cents) (2)	1.78	1.56	1.80	1.63
Labor and fringe benefits expense per GTM (cents) (2)	0.57	0.51	0.58	0.53
Diesel fuel consumed (US gallons in millions)	113.4	107.1	339.9	329.2
Average fuel price ($/US gallon)	3.42	2.56	3.32	2.66
GTMs per US gallon of fuel consumed	1,085	1,103	1,058	1,068
Terminal dwell (hours)	16.9	16.0	18.4	15.4
Train velocity (miles per hour)	22.5	25.6	22.4	25.8
Safety indicators (5)
Injury frequency rate (per 200,000 person hours)	1.60	1.72	1.78	1.72
Accident rate (per million train miles)	1.90	2.03	2.18	1.72

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

(2)
The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. See Note 2 - Recent accounting pronouncements to CN's 2018 unaudited Interim Consolidated Financial Statements for additional information.

(3)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

(4)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on CN's website, www.cn.ca/glossary.

(5)	Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2018 Quarterly Review – Third Quarter

Supplementary Information – unaudited

	Three months ended September 30				Nine months ended September 30
	2018	2017	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2018	2017	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	665	532	25%	21%	1,845	1,665	11%	12%
Metals and minerals	457	396	15%	12%	1,292	1,146	13%	14%
Forest products	508	440	15%	12%	1,420	1,351	5%	6%
Coal	169	135	25%	22%	486	390	25%	26%
Grain and fertilizers	568	492	15%	13%	1,698	1,629	4%	5%
Intermodal	897	827	8%	7%	2,574	2,384	8%	9%
Automotive	199	194	3%	(1%)	632	637	(1%)	—%
Total rail freight revenues	3,463	3,016	15%	12%	9,947	9,202	8%	9%
Other revenues	225	205	10%	6%	566	554	2%	3%
Total revenues	3,688	3,221	14%	12%	10,513	9,756	8%	9%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	12,437	10,823	15%	15%	34,609	33,678	3%	3%
Metals and minerals	7,442	7,775	(4%)	(4%)	21,924	21,105	4%	4%
Forest products	7,920	7,613	4%	4%	22,803	23,092	(1%)	(1%)
Coal	4,474	3,716	20%	20%	12,916	10,673	21%	21%
Grain and fertilizers	13,481	12,631	7%	7%	41,671	41,533	—%	—%
Intermodal	14,982	15,416	(3%)	(3%)	44,883	44,229	1%	1%
Automotive	906	1,082	(16%)	(16%)	3,042	3,311	(8%)	(8%)
Total RTMs	61,642	59,056	4%	4%	181,848	177,621	2%	2%
Rail freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	5.35	4.92	9%	5%	5.33	4.94	8%	9%
Metals and minerals	6.14	5.09	21%	17%	5.89	5.43	8%	10%
Forest products	6.41	5.78	11%	8%	6.23	5.85	6%	8%
Coal	3.78	3.63	4%	2%	3.76	3.65	3%	4%
Grain and fertilizers	4.21	3.90	8%	6%	4.07	3.92	4%	5%
Intermodal	5.99	5.36	12%	10%	5.73	5.39	6%	7%
Automotive	21.96	17.93	22%	19%	20.78	19.24	8%	9%
Total rail freight revenue / RTM	5.62	5.11	10%	7%	5.47	5.18	6%	7%
Carloads (thousands) (3)
Petroleum and chemicals	161	154	5%	5%	469	460	2%	2%
Metals and minerals	268	261	3%	3%	775	738	5%	5%
Forest products	108	107	1%	1%	317	322	(2%)	(2%)
Coal	86	83	4%	4%	252	227	11%	11%
Grain and fertilizers	156	145	8%	8%	463	458	1%	1%
Intermodal	685	671	2%	2%	1,966	1,867	5%	5%
Automotive	61	63	(3%)	(3%)	197	204	(3%)	(3%)
Total carloads	1,525	1,484	3%	3%	4,439	4,276	4%	4%
Rail freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,130	3,455	20%	16%	3,934	3,620	9%	10%
Metals and minerals	1,705	1,517	12%	9%	1,667	1,553	7%	9%
Forest products	4,704	4,112	14%	11%	4,479	4,196	7%	8%
Coal	1,965	1,627	21%	18%	1,929	1,718	12%	13%
Grain and fertilizers	3,641	3,393	7%	5%	3,667	3,557	3%	4%
Intermodal	1,309	1,232	6%	5%	1,309	1,277	3%	3%
Automotive	3,262	3,079	6%	3%	3,208	3,123	3%	4%
Total rail freight revenue / carload	2,271	2,032	12%	9%	2,241	2,152	4%	5%

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

(2)	Amounts expressed in Canadian dollars.

(3)	Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

CN | 2018 Quarterly Review – Third Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and nine months ended September 30, 2018, the Company's adjusted net income was $1,102 million, or $1.50 per diluted share, and $2,963 million, or $4.01 per diluted share, respectively. The adjusted figures for the three months ended September 30, 2018 exclude a gain on disposal of property located in Montreal, Quebec (the “Doney and St-Francois Spurs”) of $36 million, or $32 million after-tax ($0.04 per diluted share). The adjusted figures for the nine months ended September 30, 2018 exclude a gain on disposal of the Doney and St-Francois Spurs of $36 million, or $32 million after-tax ($0.04 per diluted share) in the third quarter, and a gain on transfer of the Company’s capital lease in the passenger rail facilities in Montreal, Quebec together with its interests in related railway operating agreements (the “Central Station Railway Lease”) of $184 million, or $156 million after-tax ($0.21 per diluted share) and a gain on disposal of land located in Calgary, Alberta, excluding the rail fixtures (the “Calgary Industrial Lead”), of $39 million, or $34 million after-tax ($0.05 per diluted share), both in the second quarter.
For the three and nine months ended September 30, 2017, the Company's adjusted net income was $989 million, or $1.31 per diluted share, and $2,881 million, or $3.79 per diluted share, respectively. The adjusted figures for the three months ended September 30, 2017 exclude a deferred income tax expense of $31 million ($0.04 per diluted share), resulting from the enactment of a higher state corporate income tax rate. The adjusted figures for the nine months ended September 30, 2017 exclude a net deferred income tax expense of $8 million ($0.01 per diluted share) consisting of a deferred income tax expense of $31 million ($0.04 per diluted share) in the third quarter, resulting from the enactment of a higher state corporate income tax rate, and deferred income tax recoveries of $18 million ($0.02 per diluted share) in the second quarter and $5 million ($0.01 per diluted share) in the first quarter, both resulting from the enactment of lower provincial corporate income tax rates.
The following table provides a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2018 and 2017, to the adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2018	2017	2018	2017
Net income as reported	$1,134	$958	$3,185	$2,873
Adjustments:
Other income	(36)	—	(259)	—
Income tax expense (1)	4	31	37	8
Adjusted net income	$1,102	$989	$2,963	$2,881
Basic earnings per share as reported	$1.55	$1.28	$4.32	$3.80
Impact of adjustments, per share	(0.04)	0.04	(0.30)	0.01
Adjusted basic earnings per share	$1.51	$1.32	$4.02	$3.81
Diluted earnings per share as reported	$1.54	$1.27	$4.31	$3.78
Impact of adjustments, per share	(0.04)	0.04	(0.30)	0.01
Adjusted diluted earnings per share	$1.50	$1.31	$4.01	$3.79

(1)	The tax effect of adjustments to Other income reflects tax rates in the applicable jurisdiction and the nature of the item for tax purposes.

6 CN | 2018 Quarterly Review – Third Quarter

Non-GAAP Measures – unaudited

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.31 and $1.29 per US$1.00 for the three and nine months ended September 30, 2018, respectively, and $1.25 and $1.31 per US$1.00 for the three and nine months ended September 30, 2017, respectively.
On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2018 would have been lower by $26 million ($0.04 per diluted share) and higher by $28 million ($0.04 per diluted share), respectively.

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported to free cash flow for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30		Nine months ended September 30
In millions	2018	2017	2018	2017
Net cash provided by operating activities	$1,564	$1,406	$4,001	$4,167
Net cash used in investing activities	(979)	(744)	(2,120)	(1,846)
Free cash flow	$585	$662	$1,881	$2,321

CN | 2018 Quarterly Review – Third Quarter 7

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2018	2017
Debt		$11,894	$10,414
Adjustments:
Present value of operating lease commitments (1)		495	480
Pension plans in deficiency		458	436
Adjusted debt (2)		$12,847	$11,330
Net income		$5,796	$3,891
Interest expense		484	487
Income tax expense (recovery)		(422)	1,373
Depreciation and amortization		1,299	1,275
EBITDA		7,157	7,026
Adjustments:
Other income		(287)	(99)
Other components of net periodic benefit income		(305)	(301)
Operating lease expense		200	196
Adjusted EBITDA (2)		$6,765	$6,822
Adjusted debt-to-adjusted EBITDA multiple (times)		1.90	1.66

(1)	Operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

(2)
In the first quarter of 2018, the Company redefined adjusted debt to include pension plans in deficiency, and adjusted EBITDA to exclude other components of net periodic benefit income and operating lease expense in order to better align the Company's definition of adjusted debt-to-adjusted EBITDA multiple with similar measures used by credit rating agencies. Comparative figures have been adjusted to conform to the current definition.

8 CN | 2018 Quarterly Review – Third Quarter